File No: 333-
                                                                    CIK #1025307

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

          A.   Exact name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 161

          B.   Name of Depositor: VAN KAMPEN FUNDS INC.

          C.   Complete address of Depositor's principal executive offices:

                               One Parkview Plaza
                         Oakbrook Terrace Illinois 60181

          D.   Name and complete address of agents for service:

 CHAPMAN AND CUTLER             VAN KAMPEN FUNDS INC.
 Attention:  Mark J. Kneedy     Attention:  A. Thomas Smith III, General Counsel
 111 West Monroe Street         One Parkview Plaza
 Chicago, Illinois  60603       Oakbrook Terrace, Illinois  60181

          E. Title of securities being registered: Units of undivided fractional beneficial interests

          F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

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                                       S-3
                    Preliminary Prospectus Dated May 19, 1999

                           VAN KAMPEN FOCUS PORTFOLIOS

                                                                      Series 161
                                                       (A Unit Investment Trust)

         The attached final Prospectus for a prior Series of the Trust is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

         A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Van Kampen Focus Portfolios, Series 148 (Registration No. 333-72091) as filed on March 17, 1999 and Van Kampen Focus Portfolios, Series 150 (Registration No. 333-74885) as filed on April 20, 1999, which shall be used as a preliminary prospectus for the current Series of the Trust.)

                       CONTENTS OF REGISTRATION STATEMENT

         This Registration Statement comprises the following papers and documents:

                                The facing sheet
                                 The Prospectus
                                 The signatures
                 The consents of independent public accountants
                                and legal counsel

         The following exhibits:

          1.1  Proposed form of Trust Agreement (to be supplied by amendment).

          3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

          3.2 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

          4.1 Consent of Interactive Data Corporation (to be supplied by amendment).

          4.2  Consent of Grant Thornton LLP (to be supplied by amendment).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 161 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 19th day of May, 1999.

                                         VAN KAMPEN FOCUS PORTFOLIOS, SERIES 161
                                                                    (Registrant)

                                                        By VAN KAMPEN FUNDS INC.
                                                                     (Depositor)


                                    Christine K. Putong_________________________
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on May 19, 1999 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )

                                       Officer                                )

John H. Zimmerman III               President and Chief Operating             )

                                       Officer                                )

William R. Rybak                    Executive Vice President and              )
                                       Chief Financial Officer                )

A. Thomas Smith III                 Executive Vice President,                 )
                                       General Counsel and Secretary          )

Michael H. Santo                    Executive Vice President                  )


                                                             Christine K. Putong
                                                             (Attorney-in-fact*)

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         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.